December 7, 2021	TSX.V - GIGA

Giga Metals to Present at the Metals & Mining Live Virtual Investor Conference

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (OTCQX: HNCKF) (TSX.V - GIGA) (FSE: BRR2) announced today that he will be presenting at VirtualInvestorConferences.com on December 8th, 2021. The Company invites individual and institutional investors, as well as advisors and analysts, to attend the presentation on VirtualInvestorConferences.com

DATE: December 8th, 2021

TIME: 11:30AM ET/ 8:30AM PT

LINK: https://bit.ly/3wQhhRj

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

Learn more about the event at www.virtualinvestorconferences.com.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, one of the significant undeveloped sulphide nickel and cobalt resources in the world. Giga is also exploring for sediment hosted copper deposits in Brazil.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
Tel: 604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8 T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com